Mail Stop 3651

July 5, 2006

Via Fax and U.S. Mail

Mr. Robert V. Fasso
Chief Executive Officer and President
Central Freight Lines, Inc.
5601 West Waco Drive
Waco, Texas 76710

RE: **Central Freight Lines, Inc.**
      Schedule 13E-3 filed on June 19, 2006
      File No. 000-50485

      Central Freight Lines, Inc.
      Schedule 14A filed on June 19, 2006
      File No. 000-50485

Dear Mr. Fasso:

    We have reviewed your responses to the comments in our letter dated May 16, 2006 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel.

Schedule 14A

General

1. We note your responses to prior comments 16, 68 and 74. We may have further comment when the terms of the Subscription Agreement and Stockholders' Agreements and the stock option amendments are finalized and disclosed.

Conflicts of Interest and Other Interests of Certain Persons…, page 3

2. We note the third bullet on page 4. Have you determined that Mr. Fasso may acquire up to 2.7% of the surviving corporation? If so, please revise to fill in the blank in footnote (1) of the stock ownership table on page 2 and elsewhere as appropriate. If not, please revise the third bullet to clarify the meaning of your disclosure.

Source and Amount of Funds, page 6

3. We note your response to prior comment 19. The disclosure provides limited additional detail about the specifics of the financing transaction proposed. Please revise to disclose the structure and amount of the proposed transaction.

Certain Stockholder Litigation Currently Pending Against Central, page 7

4. You note in your supplemental response to prior comment 38 that the actions seek unspecified damages. Please revise here to disclose this information.

The Parties to the Merger Agreement, page 16

5. We note your response to prior comment 25. Please indicate whether Mr. Moyes is a director or officer for either company.   In addition, please disclose whether either company has any other officers or directors.

Background of the Merger, page 17

6. We note your response to prior comment 30. Please disclose whether the Board, on September 6, gave any additional consideration to a financing strategy, including but not limited to a PIPE transaction. In the alternative, state, if true, that the board accepted management's conclusion that a PIPE transaction or other financing arrangement was not feasible. Please revise your disclosure accordingly.

7. Please expand your discussion of the January 5, 2005 conference call between the company and its fairness advisors.

8. We note your response to prior comment 37. We re-issue the prior comment. Please tell us more about the perceived impact of the proposed litigation and why you reached your conclusions.

Litigation, page 22

9. We note your response to prior comment 39. Please revise your disclosure to indicate that the actions seek unspecified damages. In addition, please revise to provide a more meaningful assessment of the status of the settlement talks.

The value of the offer by NATL to our stockholders, page 24

10. We note your response to our prior comment 42. We re-issue the comment with respect to the "lack of comparability with peers in this industry." Please more fully describe the differences between your company and its peers.

11. We note the ninth bullet in this section. Please revise to state, if true, that the Morgan Keegan opined on the fairness of the transaction to the Unaffiliated Security Holders, rather than the Public Stockholders.

12. We note the second-to-last bullet in this section. The risk identified would appear to be a customary risk encountered by public companies when they announce an acquisition proposal. Please explain why you believe artificial inflation of prices presented an unusual challenge to your fairness evaluation.

13. Please further explain the valuation difficulties caused by the facts set forth in the final bullet.

The increasing challenges faced by us, page 26

14. Please revise the second bullet in this section to more meaningfully address the "obstacles" that have hampered your success. In so doing, please discuss your "turnaround plan."

Other Factors, page 27

15. Please expand the second bullet to clarify for investors why third-parties might be reluctant to purchase shares in a company that is so closely affiliated with a single stockholder.

Procedural Safeguards, page 28

16. We note your response to prior comment 47. We re-issue the comment. Please specifically address the role of the unaffiliated representative and how that role will be filled in the absence of an unaffiliated representative. Further, please discuss the risks of not appointing an unaffiliated representative.

17. We note the final bullet on page 28. Please revise to refer to the "Unaffiliated Security Holders" instead of the "Public Stockholders."

The risks and other potentially negative factors, page 29

18. We note your response to prior comment 50. Please specifically identify the Moyes' affiliates that are parties to this transaction and therefore subject to indemnification.

Liquidation value not considered, page 30

19. Please revise the heading of this section to clarify that liquidation value was not considered in determining fairness.

20. We re-issue the final sentence of our prior comment 51. Please tell us whether there are any other liquidation value analyses for your company, or comparable companies, that may be helpful in evaluating the $2.25 merger consideration.

Opinion of Central's Financial Advisor, page 31

21. We note your response to prior comment 55 stating that different projections were used for purposes of the negotiations and the fairness opinion. We believe that both sets of projections are relevant and should be disclosed.

Precedent Transaction Analysis, page 35

22. We note your response to prior comment 60. We re-issue the last sentence of that comment. Please tell us whether any transactions fitting within the comparable transactions criteria were not analyzed, and if so, why not.

23. We note your response to prior comment 61. Please revise your disclosure to clarify to investors the meaning of "implied per share equity value."

24. We note your response to prior comment 63. Please provide additional examples in support of your contention that it is "not uncommon for companies with operating losses to be sold for purchase prices that are less than book value."

25. We note your response to prior comment 65. Please tell us why your definition of the term "Affiliates" does not include the Moyes Children's Trust dated December 14, 1992.

Source and Amount of Funds, page 42

26. We note your response to prior comment 70. Please update your disclosure to describe the type of transaction contemplated.

Closing Comment

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:
- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

*   *   *

Please amend the Schedule 13E-3 and Schedule 14A in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information and file such letter as a correspondence on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Daniel Morris at (202) 551-3314 with any questions or you may reach me at (202) 551-3257.

Sincerely,

Celeste M. Murphy
Special Counsel
Office of Mergers & Acquisitions